UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ______________________________

                                   FORM 11-K
                          ______________________________


[X] Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999.

                                      or

[ ] Transitional Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.


                                    1-5452
                          (Commission File Number)


                   ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                 Full title of the plan and the address of
         the plan, if different from that of the issuer named below


                                     ONEIDA LTD.
                              163-181 Kenwood Avenue
                              Oneida, New York 13421
                                  (315) 361-3636
                 Name of issuer of the securities held pursuant to
            the plan and the address of its principal executive office:

                   ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                           FINANCIAL STATEMENTS

                        DECEMBER 31, 1999 and 1998

                                INDEX

Report of Independent Accountants

Financial Statements:

    Statements of Net Assets

    Statements of Changes in Net Assets

    Notes to Financial Statements

Schedules:

    Schedule of Assets Held for Investment Purposes at the End of the Year

                REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees, Administrative Committee and Participants of the Oneida
Silversmiths 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net available for benefits present fairly, in all material respects, the net assets available for benefits of the Oneida Silversmiths 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedule and fund information are the responsibility of the Plan's management. The supplemental schedule and fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The supplemental schedule of assets held for investment purposes does not disclose the historical cost of Plan assets held. Discloser of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.

/s/ PRICEWATERHOUSECOOPERS LLP
Syracuse, New York
June 23, 2000

                         ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR
                   BENEFITS, WITH FUND INFORMATION AS OF DECEMBER 31, 1999


                         Intermediate       Income         Managed
                          Bond Fund          Fund         Income Fund
Investments..........    $ 2,209,748     $ 294,156       $ 7,264,483

Loans................
                         -----------     ---------       -----------
Net assets available
for benefits.........    $ 2,209,748     $ 294,156       $ 7,264,483
                         ===========     =========       ===========

                         ONEIDA SILVERSMITHS 401(K) SAVING PLAN
                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                         WITH FUND INFORMATION AS OF DECEMBER 31, 1999

 ...Continued

                           Retirement           Equity          Growth
                        Government Money       Income Fund     & Income Fund
                          Market Fund
Investments..........    $ 2,924,800           $ 12,394,282      $ 1,721,617

Loans................
                         ------------          ------------      -----------
Net assets available
for benefits.........    $ 2,924,800           $ 12,394,282      $ 1,721,617
                         ===========           ============      ===========

                    ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                  STATEMENT OF NET ASSETS AVAILABLE FRO BENEFITS,
                   WITH FUND INFORMATION AS OF DECEMBER 31, 1999

 ...Continued

                          Magellan       Growth    U.S. Equity     Intl
                            Fund          Fund        Fund         Fund
Investments..........  $ 23,234,429   $ 2,009,274 $ 6,839,785  $ 1,830,639

Loans................
                       ------------   ----------- -----------  -----------

Net assets available
for benefits.........  $ 23,234,429   $ 2,009,274 $ 6,839,785   $ 1,830,639
                       ============   =========== ===========   ===========

                     ONEIDA SILVERSMITHS 401(K) SAVING PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                  WITH FUND INFORMATION AS OF DECEMBER 31, 1999

 ...Continued

                           Market        Loan     Oneida LTD.
                           Index         Fund       Stock          Total
Investments..........    $ 148,305                $ 66,730     $ 60,938,248

Loans................                $ 2,087,304                  2,087,304
                         ---------   -----------  --------     ------------

Net assets available
for benefits.........    $ 148,305   $ 2,087,304  $ 66,730     $ 63,025,552
                         =========   ===========  ========     ============

                          ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR
                     BENEFITS, WITH FUND INFORMATION AS OF DECEMBER 31, 1998

                        Intermediate      Income       Managed
                         Bond Fund         Fund      Income Fund
Investment........... $ 2,450,811       $ 216,469    $ 7,996,892

Loans................
                      -----------       ---------    -----------

Net assets available
for benefits......... $ 2,450,811       $ 216,469    $ 7,996,892
                            ===========       =========    ===========

                        ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                      WITH FUND INFORMATION AS OF DECEMBER 31, 1998

 ...Continued

                       Retirement
                     Government Money        Equity          Growth &
                       Market Fund       Income Fund      Income Fund
Investments.......... $ 2,857,468        $ 13,009,223     $ 1,204,918

Loan.................
                      -----------        ------------     -----------
Net assets available
for benefits......... $ 2,857,468        $ 13,009,223     $ 1,204,918
                      ===========        ============     ===========

                      ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                    WITH FUND INFORMATION AS OF DECEMBER 31, 1998

 ...Continued

                         Magellan      Growth     U.S. Equity     Intl
                          Fund          Fund      Index Fund      Fund
Investments.......... $ 19,162,575   $ 859,958   $ 5,815,897   $ 737,719

Loans................
                      ------------   ---------   -----------   ---------
Net assets available
for benefits......... $ 19,162,575   $ 859,958   $ 5,815,897   $ 737,719
                      ============   =========   ===========   =========

                         ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                      WITH FUND INFORMATION AS OF DECEMBER 31, 1998

 ...Continued

                                Market              Loan
                                Index               Fund               Total
Investments..........        $    47,707                             $54,359,637

Loans................                            $ 2,218,409         $ 2,218,409
                             -----------         -----------         -----------
Net assets available
for benefits.........        $    47,707         $ 2,218,409         $56,578,046
                             ===========         ===========         ===========

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1999


                                                         Retirement
                         Intermediate   Income  Managed  Government   Equity
                          Bond Fund      Funds   Income  Money Fund   Income
                                                                       Fund
Employee contributions  $  253,160   $ 13,456   $625,250   $393,032    $908,260

Employer contributions          89         28        326        714         197

Transfers among funds     (109,101)   258,299   (211,566)    88,173    (806,436)

Net Appreciation in fair
value of investments      (120,386)   (12,149)                         (374,958)

Interest and dividend
Income                     141,456     16,693    415,523    144,033   1,294,432

Loan interest income

Administrative expenses       (742)               (2,733)    (2,040)     (2,926)

Forfeitures                                       (1,288)    17,828      (1,326)

Distribution to
participants              (405,539)  (198,640) (1,557,923)  (574,408)(1,632,184)
                           -----------------------------------------------------
Increase in net assets
during the year           (241,062)    77,687   (732,409)    67,332    (614,941)

Net assets available for
Benefits, beg. of year   2,450,811    216,469  7,996,892  2,857,468  13,009,223
                        --------------------------------------------------------
Net assets available for
Benefits, end of year   $2,209,748   $294,156 $7,264,483 $2,924,800 $12,934,282
                        ========================================================

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                        WITH FUND INFORMATION AS OF DECEMBER 31, 1999

 ...Continued


                         Growth &     Magellan  Growth  US Equity     Int'l
                        Income Fund     Fund    Fund    Index Fund    Fund
Employee contributions    $214,061 $1,736,127   $174,611   $523,470    $130,147

Employer contributions         184      1,237        391        204         108

Transfers among funds      301,045    329,733    761,774    105,909     426,701

Net Appreciation in fair
value of investments       136,051  2,590,790    308,459  1,086,646     581,146

Interest and dividend
income                     109,646  1,991,230    121,005    117,132      33,355

Loan interest income

Administrative expenses       (303)    (6,243)      (540)    (1,114)       (140)

Forfeitures                   (493)    (9,606)    (2,227)    (2,492)       (395)

Distributions to
participants              (243,492) (2,561,414)  (214,157)  (805,867)   (78,001)

                          -----------------------------------------------------
Increase in net assets
during the year            516,699  4,071,854  1,149,315  1,023,888   1,092,919

Net assets available for
Benefits, beg. of year   1,204,918 19,162,575    859,958  5,815,897     737,719
                         -----------------------------------------------------
Net assets available for
Benefits, end of year   $1,721,617 $23,234,429 $2,009,274 $6,839,785  $1,830,639

                        ========================================================

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1999

 ...Continued

                         Market         Loan     Oneida Ltd.
                          Index         Fund       Stock      Total
Employee contributions     $11,026                   $883   $4,983,484

Employer contributions                                           3,479

Transfers among funds       66,691 $(1,281,447)    70,225

Net Appreciation in fair
value of investments        21,262                 (4,661)   4,212,201

Interest and dividend
income                       2,597                    283     4,387,384

Loan interest income                   185,076                  185,076

Administrative expenses        (12)                               (16,793)

Forfeitures

Distributions to
participants                  (965)    965,265              (7,307,324)
                          --------------------------------------------
Increase in net assets
during the year            100,599    (131,106)    66,730    6,447,506

Net assets available for
Benefits, beg. of year      47,707   2,218,409              56,758,046
                          --------------------------------------------
Net assets available for
Benefits, end of year     $148,305  $2,087,304    $66,730  $63,025,552
                          ============================================

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION
                             AS OF DECEMBER 31, 1998


                                                         Retirement
                         Intermediate   Income  Managed  Government   Equity
                          Bond Fund      Funds   Income  Money Fund   Income
                                                                       Fund
Employee contributions  $  321,873   $ 16,214   $797,200   $571,528  $1,291,796

Employer contributions      55,503      2,239    159,380     90,041     172 774

Transfers among funds      (56,617)   264,319    226,978     70,243    (764,166)

Net Appreciation in fair
value of investments        21,715     (1,720)                          686,329

Interest and dividend
income                     140,047     13,661    421,895    144,140     729,373

Loan interest income

Administrative expenses       (645)       (26)    (2,893)    (1,626)     (2,511)

Forfeitures                   (396)                 (271)     3,410         401

Distribution to
participants              (116,069)  (141,577)  (621,988)  (522,121)   (555,172)
                           -----------------------------------------------------
Increase in net assets
during the year            365,411    153,110    980,301    355,615   1,558,824

Net assets available for
Benefits, beg.of year    2,085,400     63,359  7,016,591  2,501,853  11,450,399
                        --------------------------------------------------------
Net assets available for
Benefits, end of year   $2,450,811   $216,469 $7,996,892 $2,857,468 $13,009,223
                        ========================================================

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998

 ...Continued


                         Growth &     Magellan  Growth  US Equity     Int'l
                        Income Fund     Fund    Fund    Index Fund    Fund
Employee contributions    $209,994 $1,908,583   $149,008   $760,969    $127,671

Employer contributions      26,481    326,172     22,961     78,574      13,028

Transfers among funds      539,196    262,612    281,293    161,609     282,912

Net Appreciation in fair
value of investments        71,902  3,771,324     41,579  1,088,484      60,632

Interest and dividend
income                      47,780    869,935     40,498    105,302       6,950

Loan interest income

Administrative expenses       (470)    (4,727)      (205)      (768)       (162)

Forfeitures                            (2,191)                 (953)

Distributions to
participants               (67,720)  (852,592)   (15,707)  (202,103)    (11,953)

                           -----------------------------------------------------
Increase in net assets
during the year            827,163  6,279,116    519,427  1,991,114     479,078

Net assets available for
Benefits, beg. of year     377,755 12,883,459    340,531  3,824,783     258,641
                         -------------------------------------------------------
Net assets available for
Benefits, end of year   $1,204,918 $19,162,575   $859,958 $5,815,897    $737,719
                        ========================================================

                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998

 ...Continued


                         Market         Loan
                          Index         Fund        Total
Employee contributions     $10,502               $6,165,338

Employer contributions         600                  947,753

Transfers among funds       30,031 $(1,298,410)

Net Appreciation in fair
value of investments         6,082                5,746,327

Interest and dividend
income                         504                2,520,085

Loan interest income                   209,488      209 488

Administrative expenses        (12)                 (14,045)

Forfeitures

Distributions to
participants                         1,282,485   (1,824,517)
                         -----------------------------------
Increase in net assets
during the year             47,707      193,563   13,750,429

Net assets available for
Benefits, beg. of year                2,024,846   42,827,617
                         -----------------------------------
Net assets available for
Benefits, end of year      $47,707  $2,218,409  $56,578,046
                         ===================================

                      ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     The financial statements for the Oneida Silversmiths 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The accounting principles and practices which affect the more significant elements of the financial statements are:

     Investments - Investments are carried at fair value based upon quoted market prices in active markets at year end. Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Loans Receivable - Loans receivable from participants are carried at cost which approximates fair value.

     Contributions  -  Contributions  from  Oneida  Ltd.  (the
     "Company") to the Plan are discretionary.

     Administrative  Costs  -  Various  administrative  costs,
     principally  administrator's  fees,  are  paid   by   the
     Company.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                      ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

2.   Description of the Plan

    The  Plan  is  a  defined contribution  plan  principally
     comprised of employee payroll withholdings, deferred bonuses, and employer contributions. All full-time employees of Oneida Silversmiths, Kenwood Silver Company, Oneida Distribution Services, Inc. (ODSI), and Buffalo China, Inc. non-union employees are eligible after six months service, while non-bargaining unit employees are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases.

     After 5 vesting years of service, participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon.
     Forfeited   employer  contributions  are   allocated   to
     participants' Employee's Stock Ownership Plan ("ESOP") accounts according to that Plan's allocation methodology.

     Voluntary participant contributions are allowed to a maximum of fifteen percent (15%) of the participants' gross compensation for the plan year on a pre-tax basis. Internal Revenue Service regulations permitted a maximum pre-tax contribution of $10,000 during 1999.

     The Plan allows participants to borrow amounts up to $50,000 from their accounts. Participant loans are repayable over one to five years, or longer if for a primary residence, and bear interest at prime plus 1%.

     While the Company anticipates and believes that the  Plan
     will   continue,  the  Company  reserves  the  right   to
     discontinue  contributions or terminate the Plan  at  any
     time.   Upon  termination,  and  after  payment  of   all
     expenses, the assets of the Plan will be distributed to participants based upon amounts standing to their credit as of the date of liquidation.

     Plan assets include accounts of terminated employees  who
     have  elected  not to remain in the plan.   These  assets
     amounted  to approximately $3,925,632 at December 31,  1999 and $888,397 at December 31, 1998.

3.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

4.   Investments

     Investments are held within various Fidelity mutual funds as directed by the participants. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

     Participants may direct funds in any whole percent increment to the following investment vehicles offered by the Plan:

                      ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

4.   Investments (Cont'd)

     Intermediate Bond Fund - Principal is invested in one of four fixed income obligation funds which primarily invest in short-term money market obligations and intermediate or longer-term corporate and government bonds.

     Income Fund - Principal is invested in one of nine funds which primarily invest in domestic bonds and government securities. This fund seeks income.

     Managed Income Fund - Principal is invested in short  and
     long-term    unallocated   insurance   contracts,    bank
     investment contracts and other equivalent instruments.

     Retirement Government Money Market Fund - Investment principal is invested in government securities.

     Equity Income Fund - Principal is invested in at least 80% of common or preferred stock of companies that have a proven dividend paying record. The fund also invests in convertible securities, corporate bonds and treasury bonds. This fund seeks both income and capital appreciation.

     Growth and Income Fund - Principal is invested in one of thirteen funds which primarily invest in stock of domestic and foreign companies. This fund also invests in convertible securities and debt securities. This fund seeks both income and capital appreciation.

     Magellan Fund - Principal is invested in common stocks and convertible securities of U.S. and foreign companies. In selecting companies for investment, secondary emphasis is placed on dividend yield. This fund seeks capital appreciation.

     U.S.  Equity Index Fund - Principal is invested in  U.S.
     stocks as represented in the S & P 500.

     Growth  Fund - Principal is invested in one of  nineteen
     funds  which  primarily invest in equity  securities  of
     domestic and foreign companies.  This fund also  invests in
     debt   securities.    This   fund   seeks   capital
     appreciation.

     International Fund - Principal is invested in one of sixteen funds which primarily invest in equity securities of foreign companies. This fund also invests in debt securities of foreign companies. This fund seeks capital appreciation.

     Spartan   Market  Index  -  Principle  is  invested   in
     companies  that make up the Standard & Poors 500  Index.
     The   fund  seeks  to  duplicate  the  composition   and
     performance of the Index.

     Oneida Ltd. Stock - Principle is invested in common stock of Oneida Ltd. This fund seeks capital appreciation.

Oneida Silversmiths
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year

                                   Share Balance        Price      Market Value
Fund                               at 12/31/99       at 12/31/99    at 12/31/99
Fidelity Cash Reserves                 1,521            $ 1.00    $  1 ,521.03
Retrmt Money Mkt Portfolio           120,930              1.00      120,929.82
Capital & Income                           0              0.00            0.00
GNMA                                     657             10.36        6,807.56
Gov't Securities Fund                    221              9.35        2,069.55
Institutional Short In Gov't Fund        424              9.07        3,845.80
Investment Grade Bond Fund             1,816              6.89       12,514.59
US Bond Index Fund                     3,290             10.19       33,525.26
PIMCO Total Return Fund               11,408              9.90      112,942.09

  Total Fidelity Income Fund                                        294,155.69

Balanced Fund                          3,865             15.36       59,364.93
Convertible Securities                    24             24.28          574.51
Equity Income II                       3,097             27.37       84,759.33
Fidelity Fund                          1,908             42.61       81,279.00
Fidelity Asset Manager                   355             18.38        6,526.83
Fidelity Asset Manager-Income              0              0.00            0.00
Freedom Income Fund                    1,506             11.33       17,068.04
Freedom 2000 Fund                     14,973             12.99      194,496.39
Freedom 2010 Fund                     40,886             14.87      607,970.39
Freedom 2020 Fund                     33,355             16.38      546,362.30
Growth & Income Portfolio                908             47.16       42,829.39
Puritain Fund                          2,992             19.03       56,946.53
Real Estate Investment Fund              401             14.70        5,898.74
Utilities Fund                           681             25.77       17,540.56

  Total Fidelity Growth & Income Fund                             1,721,616.95

Blue Chip                              5,457             60.11      328,038.00
Capital Appreciation                   2,318             29.87       69,232.87
ContraFund                             2,412             60.02      144,751.31
Disciplined Equity                       6              30.51          190.17
Dividend Growth                        5,601             28.99      162,371.71
Emerging Growth                       13,029             59.63      776,930.18
Export & Multinational                     0              0.00            0.00
Fidelity Fifty                         1,831             22.81       41,774.37
Fidelity Asset Manager-Growth            234             19.67        4,603.25
Fidelity 2030 Fund                     9,717             16.88      164,030.69
Growth Company                           310             84.30       26,157.28
Large Cap-Stock                          577             21.57       12,442.01
Low-Priced Stock                       2,644             22.64       59,865.53
Mid-cap Stock                          2,056             21.87       44,975.13
OTC Portfolio                            450             67.97       30,592.69
Retirement Growth                        610             25.85       15,773.54
Small-Cap Selector                     2,880             16.09       46,335.66
Stock Selector                           235             32.00        7,514.62
Technoquant Growth Fund                    0              0.00            0.00
Trend Fund                               140             71.72       10,017.56
Value                                     86             43.81        3,778.00
N & B Genesis Trust                    2,847             21.04       59,889.24

  Total Fidelity Growth Funds                                     2,009,273.81

Canada                                   276             19.63        5,418.82
Diversified International                374             25.62        9,574.12
Emerging Markets                         882             12.02       10,601.65
Europe                                 1,011             37.47       37,889.18
Europe Capital Appreciation              250             21.46        5,374.16
Global Balances Fund                       0              0.00            0.00
International Growth & Income              0              0.00            0.00
International Value                      183             20.31        3,717.22
Janus Worldwide                       18,789             76.43    1,436,023.86
Japan                                  5,227             27.28      142,600.42
Latin America                          1,506             15.91       23,962.07
New Markets Income                     1,061             11.10       11,781.68
Overseas                                 152             48.01        7,303.23
Pacific Basin                          1,533             28.74       44,062.47
Southeast Asia                         4,544             16.43       74,664.18
Worldwide                                252             19.90        5,010.66
Templeton Foreign                      1,128             11.22       12,655.03

  Total Fidelity International Funds                              1,830,638.75

Magellan                             170,054           136.63    23,234,429.11
Retirement Gov't Money Market      2,924,800             1.00     2,924,800.11
Managed Income Portfolio           7,264,483             1.00     7,264,483.28
Spartan Market Index                   1,470           100.89       148,305.48
Spartan US Equity Index              131,307            52.09     6,839,783.77
Equity Income                        231,755            53.48    12,394,281.84
Loan                                                              2,087,304.59
Oneida LTD. Stock                      2,905            21.75        66,730.02

Intermediate Bond Fund               224,793             9.76     2,193,975.55
Fidelity Short Term Bond                 571             8.50         4,851.46
Fidelity International Bond            1,260             8.67        10,921.54
Fidelity United Kingdom                    0             0.00             0.00

   Total Intermediate Bond Fund                                   2,209,748.55

              Grand Total                                        63,025,551.94

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be
signed  on  his  behalf  by  the  undersigned  hereunto   duly
authorized.


                                  ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN

Dated:   June 30, 2000                 By: /s/ ROBERT J. HOULE
                                               Robert J. Houle
                                               Vice President, Human Resources
                                                             Oneida Ltd.